Eurand NV	EURX	Q1 2010 Earnings Call	May 14, 2010
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MANAGEMENT DISCUSSION SECTION

Operator:  Greetings, ladies and gentlemen, and welcome to the Eurand First Quarter 2010 Financial Results Conference Call. At this time, all participants are in a listen-only mode. A question-and-answer session will follow the formal presentation.

It is now my pleasure to introduce your host, Mr. Bill Newbould, Vice President of Investor Relations at Eurand. Thank you, Mr. Newbould; you may now begin.

William Newbould, Vice President, Investor Relations

Thank you, operator, and good morning, everyone. Joining us on the call today are Gearóid Faherty, Chairman and Chief Executive Officer; and Mario Crovetto, Chief Financial Officer. I would like to point out that the transcript for today’s call will be posted on our website later today and also provided as a Form 6-K.

During the course of this conference call we will make projections or other forward-looking statements regarding future events or the future financial performance of the company. The words belief, estimate, anticipate, intend, expect, plan, or similar expressions are intended to identify forward-looking statements. We wish to caution that such statements are subject to risks and uncertainties that could cause actual events or results to differ materially. Important factors relating to our business including factors that could cause actual results differ from our forward-looking statements are described in our Form 20-F, Form 6-K’s and other filings with the SEC. The company assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors.

I’d now like to turn the call over to Gearóid.

Gearóid M. Faherty, Chairman and Chief Executive Officer

Thank you, Bill, and good morning, everyone, and thanks for dialing in. As I’m sure you saw in our press release we issued this morning, Eurand is off to a strong start in 2010. We grew revenues by 11% in constant currency to €31.1 million or $42 million, and driving this growth were sales from ZENPEP and our authorized generic.

Also contributing to our revenues were sales from partnered products AMRIX by Cephalon, ULTRASE by Axcan, and Lamictal ODT which GSK launched in late June last year. With regard to AMRIX, Cephalon noted last week on their quarterly conference call that since the middle of the first quarter they’ve been focusing their efforts on the highest volume prescribers and are confident they have the right targeting, frequency, and messaging for AMRIX, and expect to see growth resume in the second quarter.

Turning our attention now to ZENPEP, we’re encouraged by the growth we’ve seen lately. In fact, the week ended April 30 was our best week so far, with ZENPEP scripts growing by 20% from the prior week.

Combining ZENPEP and the 5,000-unit strength authorized generic, we currently have a 6% share of the total retail PEP prescriptions in the U.S. as measured by IMS, and we’ve been steadily gaining share with these two products week-over-week since mid-February.

We’ve also seen strong growth for the AG in non-retail units. In fact, the number of bottles of the AG shipped in March to non-retail channels, which encompass institutional settings such as long-term care and the VA, was double that of February.

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Eurand NV	EURX	Q1 2010 Earnings Call	May 14, 2010
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As we begin to see the benefits of our sampling programs and product detailing, we’re also encouraged by the recent developments in the PEP market, which we think have set the stage for further growth in our ZENPEP franchise as the year progresses.

As most of you know, the FDA recently enforced its long-standing guidance by declaring April 28 as stop distribution date for manufacturers of unapproved PEPs. Inventory in the retail channel will be allowed to run off, which we estimate could take about 60 to 90 days.

On April 29, in the wake of the FDA decision CMS announced that certain unapproved PEPs are no longer eligible for reimbursement under the Medicaid Drug Rebate Program. We expect this action will have most impact in the cystic fibrosis market segment where as many as half the patients receive Medicaid reimbursement for their PEPs. We also think that without this reimbursement, some of the currently available stockpiles of unapproved PEPs in pharmacies could go unused.

As of today, only 3 products have been approved, which means that approximately 25% of patients could be obliged to change medication in the coming weeks. Also, J&J’s recently approved Pancreaze is not expected to launch until late July. This leaves the PEP market with just two FDA approved and reimbursed products right now. We believe this competitive dynamic offers an exciting window of opportunity for ZENPEP and the AG to gain market share.

To drive awareness and adoption of ZENPEP, we sampled heavily in the first quarter, and we think the results are beginning to show. We’ve seen a significant increase recently by physicians prescribing ZENPEP for CF, particularly among new starts and patients whose symptoms are not adequately controlled by their current PEP. We would expect our penetration of the CF segment to continue to grow as the retail stockpiles of unimproved PEP run down, and ZENPEP is added to the preferred drug list of certain state Medicaid formularies.

To further raise awareness of ZENPEP in the CF community, we’ve partnered with the Cystic Fibrosis Foundation to sponsor the inaugural ZENPEP CF Cycle for Life, a series of one-day cycling tours in 18 U.S. cities this summer and fall. Our donation of 300,000 will support Cystic Fibrosis Foundation programs and research.

We’re also making good headway in the GI market. We continue to see growth in the Chronic Pancreatitis segment, which we also sampled heavily. To extend that momentum, our reps are ready to leverage the opportunity that the current competitive landscape offers. Growth among high-volume prescribers in this segment has been limited up to now due to reimbursement issues, but we expect that the withdrawal of CMS support for non-approved PEPs will open the door for us to gain greater access to Tier 2 coverage under Medicare Part D in this important market segment.

It’s worth noting that the CMS decision has raised the noise level around the product and class of products, and as a result, we’re seeing an increased sense of urgency to finalize contracts. We’re working diligently to compete these contracts over the next 90 days and believe this will have a significant impact on ZENPEP revenues.

Moving away from ZENPEP, as you know, Eurand manufactures ULTRASE for Axcan, which received a complete response letter from the FDA last week. Axcan indicated that the letter requires that the ULTRASE active-ingredient manufacturer, which I want to make clear is not Eurand, address deficiencies with respect to the manufacturing and control process prior to approval. Axcan said they’re confident that ULTRASE, which they stopped distributing on April 28, will be approved. They’ve given no timeline for when this might occur, and we continue to monitor their public disclosure around this issue.

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Eurand NV	EURX	Q1 2010 Earnings Call	May 14, 2010
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Any significant delay in ULTRASE’s approval would have an impact on the product sales and royalties we derive from the product; however, we would expect to offset some or all of this revenue by capturing additional market share with ZENPEP and the AG.

Now, I’d like to bring you up to date some recent activities with regard to our pipeline. As I noted on the fourth quarter call, the EMEA last year finalized its draft guidelines for the clinical development of cystic fibrosis products. Based on these guidelines and the EMEA recommendations to us, we’re preparing to initiate a Phase III study of ZENPEP in Europe sometime in second half of this year. We intend to out-license the distribution rights for ZENPEP in Europe and Asia, and we continue to talk to potential partners in both regions.

Turning to our once-a-day formulation of Ondansetron, the EUR-1025, we submitted a protocol to the FDA in March for a Phase III study evaluating 1025 in the prevention of nausea and vomiting. We have -- we expect to have comments from the FDA by the end of this month and to start the trial in the second half of the year.

Looking at EUR-1073, our proprietary development product intended for the treatment of ulcerative colitis, we’re currently evaluating the results of the Phase IIIB trial that the licensor case TAB conducted in Europe. The trial met the primary efficacy end-point of non-inferiority to prednisolone, and we’re evaluating the product safety profile to see whether it can be differentiated from other comparable products in the market. If we believe this to be the case, we will present the data to the FDA sometime over the next few months. If not, it is unlikely that we’ll take this product forward.

Before I turn the call over to Mario for a detailed review of our financial performance, I’d like to briefly summarize my remarks.

Firstly, we’re off to a great start in 2010 with another strong quarter. ZENPEP continues to make steady progress, and the AG is gaining back share as low-cost tests begin to exit the market. In the current competitive landscape for PEP, we expect to take full advantage of the opportunity to expand our market share in both the CF and GI segments, and in addition, we continue to advance our pipeline.

Now I’ll turn over the call to Mario, who will review the financial performance of the quarter.

Mario P. Crovetto, Chief Financial Officer

Thank you, Gearóid. In the first quarter of 2010, revenues totaled €31.1 million compared to 29.2 million in the first quarter of 2009. This represents an increase of 7%, or 11% in constant currency. In dollars, revenues were 42 million at the convenient rate of 135.

In particular, product sales grew 16% at constant currency rate, mainly because of sales of ZENPEP, which was launched at the end of 2009. For sake of clarity, we base sales of ZENPEP on shipment from wholesalers to retail and non-retail channels. IMS data on prescriptions do not include prescriptions filled through non-retail channels, such as hospitals and the VA. We consider that shipments from wholesalers provide a better proxy for the underlying consumption of the product. Accordingly, we recognized ZENPEP’s revenue based on these shipments.

Gross margin on product sales was 52.5% in first quarter 2010 compared to 40.7% recorded in the first quarter of 2009. This reflects the increased proportion of higher-margin product in our total product sales mix.

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Eurand NV	EURX	Q1 2010 Earnings Call	May 14, 2010
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It does include a one-time positive effect of approximately 4 percentage points on margin due to the reduction in the provision for product returns of pancrelipase that was reported as revenues during the first quarter of 2010 with no corresponding cost of goods sold. Keep in mind that historically our product sales mix varies from quarter to quarter, and this can result in significant differences in percentage margins.

Research and development expenses were 16% lower than in first quarter 2009, essentially because the timing of clinical activity can vary significantly from quarter to quarter. We expect these expenses to be higher in the second part of 2010, compared to the first half, as Gearóid mentioned.

The 34% increase in net G&A expenses compared to a year ago is primarily due to the buildup of our sales force and commercial infrastructure in the United States in connection with the launch of ZENPEP, which took place in the second half of last year.

We ended the quarter with net income of €360,000, which is $0.01 per share, both in euro and in dollars, and at the end of the quarter, cash and marketable securities were €35.3 million or $47.8 million.

The positive net income recorded in the first quarter should not be automatically extrapolated to future quarters. Our financial performance in the rest of the year will depend on several factors and events, which are still evolving in this stage, in particular, the progression of our sales of ZENPEP and the evolution of the regulatory situation of ULTRASE.

As Gearóid mentioned, we license, manufacture, and supply ULTRASE capsules to Axcan. Axcan stated that ULTRASE would be approved by the FDA but cannot give any guidance at this point as to when that might occur. The impact of ULTRASE on our revenues, margins, and cash flow in the rest of the year will vary significantly depending on the evolution of the regulatory situation and our ability to pick up any lost revenues with sales of ZENPEP.

I will turn the call back to Gearóid.

Gearóid M. Faherty, Chairman and Chief Executive Officer

Thanks, Mario. Before we open the call for your questions, I’d like to conclude with a review of some of our upcoming milestones as we approach the second half of 2010. We’re excited by the recent developments in the PEP markets and believe they create a significant opportunity for ZENPEP.

For our partnered products, we look forward to seeing the impact of Cephalon’s renewed focus on AMRIX and the continuing growth of Lamictal ODT. We’ll continue to advance our pipeline, including a Phase III trial in Europe for ZENPEP and our many undisclosed co-development products.

Lastly, we have a very active in-licensing program for both marketed and development-stage products, and significant company resources are being and will be dedicated to these programs in the coming months and quarters.

This concludes our formal remarks. I’ll now ask the operator to open the call to your questions. Operator?

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Eurand NV	EURX	Q1 2010 Earnings Call	May 14, 2010
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QUESTION AND ANSWER SECTION
Operator:  Thank you. We will now be conducting the question-and-answer session. [Operator Instructions] Our first question is coming from Ian Sanderson with Cowen Company. Please proceed with your question.

<Q – Ian Sanderson>: Hi; good morning. Thanks for taking the questions. First, just a housekeeping: what was the ZENPEP sales number recorded in Q1, if any?

<A – Mario Crovetto>: Approximately $2 million.

<Q – Ian Sanderson>: Okay. And secondly, maybe Gearóid, could you give a progress update on the state formulary negotiations for ZENPEP in the CF market? Do you have any wins there, and what that might or when those might start to kick in throughout the year?

<A – Gearóid Faherty>: Yeah. We’ve covered it. We’re obviously in all programs right now. When you enter and you get an approval, you automatically go on to a Tier 3 reimbursement level, and then you contract and negotiate with people to improve it to a better tier. I think we’re almost at the 50% mark on getting to Tier 2. I’d expect we’ll have the rest of the negotiations finished in the next 60 to 90 days.

As I said in the prepared remarks, there’s been a big change or big move in this market over the last 2 weeks, as a result of CMS’s decision and -- to not cover the unapproved products, and so in the past while we were reaching out to various formularies to get them to talk to us and take things seriously, we now have the opposite happening, and they are reaching out to us. So I think that’s been a huge win for us, the fact that CMS came out and made that announcement and listed the product because a number of people had products and formulary at preferred status that are no longer approved or reimbursed. So I’d expect, Ian, about another two to three months max. Obviously we’re putting a huge amount of effort on that right now.

<Q – Ian Sanderson>: And does that cross over into the GI market as well, or do you negotiate for the CF market, Medicaid, and Medicare reimbursement separately for each of the two markets?

<A – Gearóid Faherty>: Yeah, they are different markets. If you look at the cystic fibrosis market, we estimate that it’s about 50% Medicaid, whereas if you look at the GI market, it tends to be about 25% Medicare Part D. So they are quite different, and there are different people you have to deal with, and we have two different sets of programs running in parallel, and then on top of that, obviously, we have the commercial plans as well.

<Q – Ian Sanderson>: Now, just because of that exposure to Medicaid, do you anticipate a price hit or presumably that’s being baked into your negotiation as you get the formulary wins? Is that correct?

<A – Gearóid Faherty>: Yeah. Okay. You would expect, obviously, to have debates with different plans as to rebates, discounts, and so on, and it’s very much plan-specific, and obviously it’s not the type of thing we’d like to talk about on a call like this where competitors would be listening to what we’re planning to do.

<Q – Ian Sanderson>: Okay. And then, finally, just a confirmation. Do you use a different bulk supplier for ZENPEP than does Axcan?

<A – Gearóid Faherty>: Yes, we do, and I think that’s a very important question, Ian, and I tried to highlight it in my presentation because I was at an investor conference two weeks ago, and a number of people were surprised that we weren’t answering the deficiency letter associated with the API for Axcan. It is very important to know it is not us. It is a separate company, and we do not use the same API supplier for ZENPEP.

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Eurand NV	EURX	Q1 2010 Earnings Call	May 14, 2010
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<Q – Ian Sanderson>: And actually, one last question on the reserve reversal for pancrelipase, is that completed or might we see some benefit in the second quarter as well?

<A – Gearóid Faherty>: Well, we -- what happened there, just so that we create some of the background around it. Obviously, toward the end of last year, we did not know whether the FDA were going to mandate a recall for the unapproved products or not, and as a result, to be prudent rather than taking the income that we had as a result of the shipments to the income statement, we built a reserve or took an accrual for possible returns. And I think at the end of the year, it was somewhere between 5 or 6 million. We have now taken a little over 2 in this quarter. I think we have about another 1.6 to 2 to go. Mario, is that approximately right, depending on what happens?

<A – Mario Crovetto>: Yes, $1.6 million, which amount to 6% of shipment.

<Q – Ian Sanderson>: And will that be recognized -- reversed in Q2?

<A – Mario Crovetto>: No, because we will have to wait to see what happens for pancrelipase for generally [inaudible]. Retailers and wholesalers have right of return, and, therefore, we’ll have to wait and see the expiration date of the product and even later.

<Q – Ian Sanderson>: Okay. Thank you very much.

Operator:  Thank you. Our next question is coming from Aaron Mitchell with Thomas Weisel Partners. Please proceed with your question.

<Q>: Hi; good morning. Thanks for taking the questions. On comparing ULTRASE market share to ZENPEP market share, a question about, given the difference in pricing and your royalty rate on ULTRASE, how much market share do you need to gain on ZENPEP to sort of stay gross profit neutral from the loss revenues on ULTRASE?

<A – Gearóid Faherty>: Okay, I can -- obviously, I can’t give you precise figures, Aaron, but I can give you some guidance, and I’ve been asked the question recently at a conference. Axcan’s market share has varied, but it’s typically around 18% of the total market. We have guided people in the past that we take approximately 30% of the economics. So therefore we would need approximately 6% market share in order to stay whole on the revenue line. We’ve never provided complete guidance as to what our margins are with Axcan, nor do I want to do now, but it’s a good margin product for us. I hope that’s helpful.

<Q>: Okay. Thanks. And then the question on the inventories of non-approved PEPs, and you may have addressed this a little bit in your prepared remarks, but to what extent do you think that kind of inventories will be lost or that we’ll see residual prescriptions?

<A – Gearóid Faherty>: I think obviously because the FDA allowed people to keep products in the market and didn’t mandate a recall, the understanding we have is they’ve mandated a stop distribution. The suppliers can’t send after the 28; they’re not allowed to ship product to wholesalers, and also they’re meant to stop manufacturing the product. So obviously, there is some stock in the pipe at the pharmacy level or beyond the wholesalers, and my sense, given that, as we said in, I think, answer to the previous question, about 50% of the CF market is Medicaid and about 25% of the GI market is Medicare Part D. That means a large part of this market is covered by reimbursement, but as of the 29th of April, that reimbursement is no longer available for unapproved products.

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Eurand NV	EURX	Q1 2010 Earnings Call	May 14, 2010
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So, obviously, that eats up a large amount of any inventory that there nt (24;27)d then areturns,ndard Colors in Word. you include everything found on the Management page.]would be in the pipe, certainly much better than we would have thought when we did our last conference call. It’s hard to estimate what the actual is or how available it is to patients. And then also on top of that, given that the product is not approved, some of these products are not approved, we’re also aware of some wholesalers who are actually independent of the reimbursement issue sending product back to manufacturers. So there’s a whole series of circumstances which would lead me to believe that the inventory is unlikely to be very big.

<Q>: Okay; great. Thank you very much.

Operator:  Thank you. Our next question is coming from John Newman with Oppenheimer Company. Please proceed with your question.

<Q – John Newman>: Good morning, guys. Thanks for taking the question. I just wondered if you’re seeing anything on the private pay side to follow up what the FDA has recently done with the reimbursement through Medicaid and Medicare. Are there any private payers that you’ve spoken with or that you heard from that are also saying that they’re no longer going to reimburse for the unapproved products? Thanks.

<A – Gearóid Faherty>: Yeah. We’re already aware, and I just said it, John, in answer to the last question. We’re aware of private payers or private -- even distributors and so on who are now sending product back. They don’t want to handle it because it’s no longer approved, and obviously, then the FDA, prior to the guidance, prior to the 28th, and prior to the CMS guidance on the 29th, the FDA has already advised physicians three to four weeks prior to this on a separate call with physicians that even then they should have started to move patients away from unapproved products. So I think the process probably had started in early April, and maybe that explains some, as well, of the pickup we’ve seen, like the 20% growth we saw in ZENPEP last week. I would expect that to go forward. So I think what we’ve noticed over the last week and a half in both pieces of guidance, there is a lot of turmoil in this market, and there’s a lot of people figuring out what they have to do.

<Q – John Newman>: Okay. And then going forward, since there’s going to be lot of prescriptions from unapproved PEPs that are now going to be shifting to the approved PEPs, how do you see that distribution shaping up? Should we assume that the current market share that you have in relation to your competitors will sort of remain the same in terms of proportions, or do you see yourselves gaining maybe a little bit more share than the former Solvay product in CF? How should we think about that?

<A – Gearóid Faherty>: Well, I think we’ve talked on previous calls about how we distinguish our products from other people’s product, and certainly the fact that we’ve clinical data, unlike Solvay, in our product going down from age six down to age one, certainly would help us on the new start as I mentioned in our call. Obviously then, as well for patients that have failed in existing therapies, they have obviously had other products available up to now haven’t been switched to them. So it seems we’re picking up switches on basis of therapeutic failure. Also obviously the Solvay product has been available on the market for very, very long time, and yet there’s still 60% of this market resides with other players. So it’s a great opportunity there. People haven’t switched in the past. We would certainly see all the action that has happened, both at the FDA, the lack of product approvals that certain products that have not been approved, the move of CMS, we would view all of that as very positive and a huge opportunity for us to gain market share over the coming months.

Also the fact is, and we mentioned it today, that while J&J has been approved, they have advised people that they don’t expect product to be in the pharmacies until late July. And then on top of that, they will have to start all the reimbursement processes like we did, and anybody else that becomes approved at a later date will also go through the same process again because you’re

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Eurand NV	EURX	Q1 2010 Earnings Call	May 14, 2010
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talking about new NDC numbers and to get on preferred drug lists. So I think all this scenario, these two scenarios of the FDA moving and CMS moving has been what we’ve been hoping for, obviously, over the last two to three years.

<Q – John Newman>: Great, thank you.

Operator:  Thank you. Our next question is coming from Frank Pinkerton with SunTrust Company.

<Q – Frank Pinkerton>: Great, thanks for taking the question. Can you just speak to the SG&A level in this quarter especially compared sequentially to the fourth quarter? Is this the correct kind of spin to think of going forward to launch and sustain the market share gains with ZENPEP.

<A – Mario Crovetto>: SG&A was particularly high in the fourth quarter of last year because that coincides with the launch. In the first quarter of this year, SG&A was obviously much higher than a year ago because now we have sales force of 60 people. And, yes, the current level of SG&A is probably adequate for the rest of the year with some increase to take the market opportunity which Gearóid described.

<Q – Frank Pinkerton>: Okay, great. When we think of the gross margin in the quarter and the move up there, is that – with ZENPEP only being 2 million of sales, trying to figure out what was the mix of products or the shift that allowed the gross margin in the quarter to be much stronger?

<A – Gearóid Faherty>: Well, obviously, Frank, as you know Lamictal and AMRIX are now starting to become more and more important part of our business, ZENPEP is a big part of our business, the AG and then we also have the Axcan business--all of those are traditionally much higher margin products from us versus the historical base business that we had. So gradually over the years, we have been seeing a constant improvement in margin as a result of these new products.

<Q – Frank Pinkerton>: Okay. I guess it just still came on a little stronger, so maybe I can follow backwards. And then the last question, I know a lot of people have hit on the API situation but maybe just to ask a two-part question there. My understanding is that most of the manufacturers were all getting their API from some of the same sources, which going back a couple of years to the heparin scares were pretty much unregulated sources out of China. So can you just make a comment on maybe where J&J or where Axcan or where some of your competitors are getting API versus where your end is getting API? And then secondarily, I know that was potentially one of the things maybe to use in the marketing to physicians is that you have a controlled API source. Are they listening to that marketing plan? Thank you.

<A – Gearóid Faherty>: Frank, also, to help you answer your previous question with regards to SG&A, we’ve also advised people that, obviously, we had the revenue recognition in the first quarter of the reserve we had taken for pancrelipase. Obviously, booking that in the quarter, there was no cost of goods associated with that because it had been taken in the previous, so that would have also contributed to the margin in the quarter. So just dealing with that one. With regard to the API supplier, as we understand there are three essential suppliers in the market: SPL in the U.S., Solvay have their own supplier out of Germany, and we work with the company called Nordmark. Axcan and others are working with SPL. SPL are the company, as you said, has some issues with regard to heparin. I’ve no reason to feel that there is any association. I just don’t know. We don’t use them for our products. That’s the question for another person. Was there something else to your question on that, Frank, that I might have missed?

Operator:  Our next question is coming from David Steinberg with Deutsche Bank. Please proceed with your question.

<Q – David Steinberg>: Thanks. In the last call, it came out that you had seen some fairly aggressive price discounting by one or more of your competitors, perhaps in anticipation of the April

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28 deadline, working down inventory in case they did not get approved. Now that that date is passed, are you still seeing aggressive discounting from anyone, and vis-à-vis ZENPEP, AG, would you say that ZENPEP, AG is now the lowest-priced product in the market or are there still a lower price product giving some discounting? Thanks.

<A – Gearóid Faherty>: Well, obviously, David, only the approved players are out there now contracting to the only people that can. And so, no, we’re not seeing anything like that level of discounting that we saw before the deadline and obviously we’ve seen some of the approved products take price last year and already this year as well. So, no, we’re not seeing any pricing pressure right now. The AG price, obviously for competitive reasons, we don’t want to say where we’re going with that but we’re monitoring the market, and as and when we see things change, we then obviously will look at what the appropriate pricing for that product.

<Q – David Steinberg>: Can you just tell us what percent discount it is from the brand at this point?

<A – Gearóid Faherty>: We’re significant discount still will be good, approximately 40%.

<Q – David Steinberg>: Okay. And then finally you mentioned that one of the reasons for the uptick recently in ZENPEP was the sampling, the aggressive sampling. Are you still pursuing the aggressive sampling program? If so, could you comment on sort of how many bottles are out in the system? And if so, how much longer will that continue?

<A – Gearóid Faherty>: Okay. We think, David, part of the growth that we’ve seen in new stocks in cystic fibrosis, part of the growth we’ve seen in therapeutic switches comes directly as a result of the samples we’ve provided. We’ve made it easy for people to start and try the product, have a good clinical experience, and then decide to stay with it. So as it has worked for us, we would obviously like to continue. I think in the last call, I told people we had put about 24, 25,000 bottles into the market at the end of March. We’ve continued to sample through April, and we will continue to sample. We will obviously also be slowing it down now. It won’t be quite as it was in the first quarter because obviously there are fewer products out there that we have to compete against. But as we thought it was appropriate to help us gain a patient, we would continue to do it. So I think we’ve done a lot. We will be doing less. There is less need to do it. It has been a successful process for us, and we’re not planning to stop it completely anytime soon.

<Q – David Steinberg>: Okay. Thanks.

Operator:  Our next question is coming from Scott Henry with Roth Capital. Please proceed with your question.

<Q – Scott Henry>: Thank you. Just, first I want to drill down a little bit on J&J not coming into the market until late July. It would seem like, that’s about a three-month lag for their -- at least their Medicaid patients to get reimbursed for. I mean, do you think that they are about 20% share? Do you think we could see a significant drop in their share? It would seem like that’s a pretty significant opportunity for you?

<A – Gearóid Faherty>: I think so, Scott. I think that -- and I tried to draw it out in the prepared statements this morning. I think the two things, as I see it at the moment, there are two products out there that are supplying approved products that are reimbursed, so I think that is a golden opportunity. I think if you look to the CMS letter that went out on the 29th of April, it indicated that J&J was going to continue to be reimbursed through to the end of May. So we would see the hold in their reimbursement being the month of June and July. And then obviously, there would be a subsequent hold after that, while they go through the process of getting on various formularies and getting through with their new product. So the hold could be quite big, way beyond is just small two months, it could go way beyond that, because obviously as you saw with us, it took up supply,

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because when you come out with a new product, you automatically go on Tier 3. If you’re on Tier 3, patients won’t want to use you. They will want to go to a Tier 2 product where they will pay less. And so that will also impact their opportunity.

<Q – Scott Henry>: Okay, thank you. That’s much better color on it. Shifting gears, would you estimate the revenue prescript you’re currently getting on ZENPEP or PANCRELIPASE 5000, I don’t know if you give that color?

<A – Gearóid Faherty>: Can you say that again?

<Q – Scott Henry>: I want to see if you could estimate what kind of revenue prescript you’re getting on ZENPEP? And I guess another way of asking that would be, if the 2 million roughly that you did in the quarter, was there any inventory build there because then I can kind of calculate it myself.

<A – Gearóid Faherty>: No, we’re not going to give that level of clarity. But no, we would not see a particular inventory build, because as Mario described, we’re booking on the basis of shipments from wholesalers, not from wholesalers to the retail chains, not from Eurand to the wholesalers.

<Q – Scott Henry>: Okay. And just the final kind of area of questioning with regard to the ULTRASE. I mean, how should we think about that going forward? Are revenues from ULTRASE going to zero in Q2? Is there any risk of return at least from Eurand standpoint. I don’t believe there is. How should we think about that franchise as a model?

<A – Gearóid Faherty>: You’re correct, Scott. And I think we answered the question on the last call. There is no possibility for return to us once we shift the products from our facilities. This doesn’t just act on all our partners. Once we shift the product, it becomes the property of our partners, and it doesn’t come back to us. And as to will you see no revenues from ULTRASE in the second quarter? No, that’s not the case because obviously, the guidance was issued on the 28th of April, so we were already into the quarter. As to what we would see happen with the revenues as we go forward in subsequent quarters, as Mario mentioned and as I think I did in my prepared statement as well, unfortunately we’re not in a position to call. These are interactions of Axcan and its API supplier having with the agency. We’re not party to those discussions. All we can say is what we’ve heard Axcan say publicly and that they expect to be approved, and we take that at face value. As to when it’s going to happen, Axcan have refused to give guidance as to when that might be. So obviously I certainly can’t give any form of guidance.

<Q – Scott Henry>: Okay. And I guess I should probably know this, but with regards to ULTRASE, is that fully in the U.S franchise, or are there any ex-U.S. sales?

<A – Gearóid Faherty>: There are sales. Axcan has a license to our product, not just for the U.S. They also have for Canada and for South America. And that’s obviously a very worthwhile question to put and probably something I should have said earlier. Obviously sales to those markets will continue because they are not part of the FDA process.

<Q – Scott Henry>: Okay. Thank you for taking the questions.

<A – Gearóid Faherty>: Not at all. Thank you.

Operator:  Our next question is coming from Rich Silver with Barclays Capital. Please proceed with your question.

<Q – Richard Silver>: Hey, good morning. A few here. First on the last quarter call, you commented on the status of private payer coverage. I think you did say earlier on this call that you

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are now on all the Medicaid formularies. But can you comment on the private payers and the progress there?

<A – Gearóid Faherty>: Yeah, sure, Rich. We are on coverage on both -- not only Medicaid, but with also Medicare Part D. And obviously the tier levels vary depending on whether the new contracts have been negotiated or not. With commercial players, we are on a large percentage of the plan, certainly at least 50% of the plans and working through the others. That’s not an exact figure. I don’t have it right here in front of me. But we have quite this coverage in place, and we’re working diligently to get more.

<Q – Richard Silver>: Okay.

<A – Gearóid Faherty>: It’s also been facilitated, Rich, by the FDA action.

<Q – Richard Silver>: All right; okay. And then could you remind us what percentage of prescriptions are not tracked by IMS?

<A – Gearóid Faherty>: We don’t have exact figures on it. But if we look at things like the VA, the estimates of the VA market value is about 27 million. And then obviously various hospitals and other long-term care institutions are there as well. We don’t have the tight fix, and I’d prefer not to be tied to a figure, but it’s a substantial figure. I would think certainly north of 30 million but I would expect quite a bit more.

<Q – Richard Silver>: Okay. And just back to the private payer coverage question. The 50% that you mentioned: how does that compare to where we were on your last conference call at that time?

<A – Gearóid Faherty>: We have a team of 4 people working round the clock on this at the moment, both the national account managers and a person who heads our contracting effort. And then likewise we have our legal department working on this. The workload has changed, Rich, very substantially as of the CMS debate on the morning of the 29 because, while we were on, I think we had 95% of lives covered at that date, some of it with Tier 2, some of this with Tier 3, and some of it had different levels of rebate and discounting with the managed – with various different plans.

As a result of that date, the issue on the 29th, and some people were predicting it before it, we had to go back and renegotiate. Most of – most of our negotiations were focusing on 2011 because by the time we were approved we were too late to get into the full cycle on 2010, but now because of the CMS action people are renegotiating 2010. So we have to start all that process again for 2010. So as I said in my call, a lot of noise, a lot of turmoil in this space as the result of the CMS action and obviously a great opportunity for us.

<Q – Richard Silver>: And the last question. On the gross margin, you had mentioned product mix in that you continue to see stronger revenue contribution from the royalty bearing products. But as we look at the first quarter versus the fourth quarter, there wasn’t actually a big change in that line item. So was there something else that may have contributed to a stronger gross margin in the quarter, and how we should think about the going forward?

<A – Gearóid Faherty>: I think I did answer it, Rich. I think we said in the last question – I may have made the point, I think, with Frank. I made the point that the fact that the pancrelipase that we’d taken to the balance sheet in the fourth quarter and that we recognized it in the first quarter and obviously there was no cost of goods associated with that. And that would’ve been a contribution and Mario gave an indication of what that was. And then on top of that, Mario said it was not just a question of royalties, it was also produce mix. He mentioned that product mix varies significantly from quarter-to-quarter, margin varies depending on product mix. So, there was a combination of items from ZENPEP from the product mix and from the revenue recognition issue, combination of three things would impact us.

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<Q – Richard Silver>: Okay. Thank you.

Operator:  There are no further questions at this time. I would now like to turn the call back over to Mr. Faherty for closing remarks.

Gearóid M. Faherty, Chairman and Chief Executive Officer

Thank you, everyone, for your attention and time this morning. We really appreciate it and we look forward to talking to you on the next call. Thank you.

Operator:  This concludes today’s teleconference. You may disconnect your lines at this time. Thank you for your participation.

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